UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 17 May 2024

Rentokil Initial plc (the Company)

The Company hereby announces that it has been notified that in respect of the final dividend for 2023, Andy Ransom, a person discharging managerial responsibility, has acquired 7,091 ordinary shares of 1 pence in the Company as a result of his participation in the Company's Dividend Reinvestment Plan (DRIP). The shares were purchased on 16 May 2023 at £4.345000 each.

The notification set out below is provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Ransom
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Acquisition of shares through the Company's Dividend Reinvestment Plan (DRIP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.345000	7,091
d)	Aggregated information - Aggregated volume - Total price	7,091 shares £30,810.40
e)	Date of the transaction	16 May 2024
f)	Place of the transaction	London Stock Exchange (XLON)

Enquiries:

Rachel Canham,Group General Counsel and Company Secretary
Rentokil Initial plc        +44 (0)1293 858000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 May 2024	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary